UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

deltathree, Inc.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

deltathree, Inc. D4 Holdings, LLC D4 Acquisition, Inc.

(Name of Persons Filing Statement)

24783N102

(CUSIP Number of Class of Securities)

deltathree, Inc. 1 Bridge Plaza Ft. Lee, NJ 07024 (212) 500-4850 D4 Holdings, LLC D4 Acquisition, Inc. 349-L Copperfield Blvd. # 407 Concord, NC 28025 (704) 260-3304

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$333,110.25	$38.71

*	Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of 33,311,025 (the number of shares of the deltathree, Inc. common stock (fully diluted) that are to be acquired pursuant to the transaction reported hereby) and $0.01 (the average of the high and low prices of deltathree, Inc. common stock reported on May 11, 2015).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the transaction value of $333,110.25 by .0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $38.71	Filing Party: As set forth above
Form or Registration No.: Schedule 13E-3 (000-16420)	Date Filed: May 14, 2015

INTRODUCTION

This Amendment No. 2 is being filed as the final amendment (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015 by deltathree, Inc., a Delaware corporation (the “Company”), D4 Holdings, LLC, a Delaware limited liability company (“D4”), and D4 Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of D4 (“Merger Sub”), as amended by Amendment No. 1 filed with the SEC on June 23, 2015 (the “Statement”). This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Statement. The information in the Statement is incorporated in this Final Amendment by reference to all of the applicable items of the Statement except that such information is hereby amended and supplemented to the extent specifically provided in this Final Amendment. Capitalized terms used but not defined herein shall have the meanings given to them in the Statement.

This Final Amendment and the Statement relate to the Agreement and Plan of Merger, dated as of May 12, 2015 (the “Merger Agreement”), by and among the Company, D4 and the Merger Sub. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of D4 (the “Merger”).

As a result of the Merger, the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated by the filing of a Form 15 (the “Form 15”) with the SEC. When we file the Form 15, we will no longer be required to file periodic reports with the SEC, and we will not be subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock will also have the effect of terminating the quotation of our common stock on the OTCQB, and our common stock will not thereafter be listed on any quotation system or exchange.

The information contained in and incorporated by reference into this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information.

(a) Other Material Information. This item 15(a) is hereby amended and supplemented as follows:

On July 13, 2015, the Company filed a Certificate of Merger with the Delaware Secretary of State, pursuant to which the Merger became effective. Upon the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Common Stock (i) held by stockholders who are entitled to demand and who properly demand appraisal for such shares under Section 262 of the General Corporation Law of the State of Delaware or (ii) held in the treasury of deltathree or by D4 or any direct or indirect subsidiary of deltathree or D4, will be converted into the right to receive $0.01 in cash, without interest and less any required withholding taxes. Upon the Merger, the Company became a wholly-owned subsidiary of D4 and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company will de-register its common stock under the Securities Exchange Act of 1934, as amended, and its shares will no longer be quoted for trading on the OTCQB or elsewhere.

Item 16. Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(a)(1) Supplement to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 23, 2015 is incorporated herein by reference.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

deltathree, Inc.

By:	/s/ Effi Baruch
Effi Baruch
Title: CEO

D4 Holdings, LLC By: Praescient, LLC, Manager

By:	/s/ Robert Stevanovski
Robert Stevanovski
Title: Manager

D4 Acquisition, Inc.

By:	/s/ David Stevanovski
David Stevanovski
Title: President

Dated: July 13, 2015

EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on May 13, 2015 and incorporated herein by reference).

(a)(1)	Supplement to the Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on June 23, 2015 and incorporated herein by reference).